UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION
12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE
REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number    000-23778

AEI NET LEASE INCOME & GROWTH FUND XX LTD PARTNERSHIP
(Exact name of registrant as specified in its charter)

30 East 7th Street Suite 1300
St. Paul, MN  55101
(651) 227-7333
(Address, including zip code, and telephone number, including area code of registrant's principal executive offices)

Limited Partnership Units
(Title of each class of securities covered by this Form)

None
(Title of all other classes of securities for which a duty to file reports under section 13 (a) for 15 (d) remains)

Approximate number of holders of record as of the certification or notice date:   0
Please place an X in the box(es) to designate the appropriate rule provisions(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	X
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Pursuant to the requirements of the Securities and Exchange Act of 1934 AEI Net Lease Income & Growth Fund XX LTD Partnership has caused this certification/notice to be signed on its behalf of the undersigned duly authorized person.

Date: March 17, 2023	By:	/s/ Marni J Nygard
Marni J Nygard, President
AEI Fund Management, XX Inc. its Managing General Partner